UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, Tower A, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 9, 2023, ReTo Eco-Solutions, Inc., a British Virgin Islands company (the “Company”), approved a Share Combination (the “Share Combination”) of the Company’s authorized, issued and outstanding common shares at a ratio of 10-for-1 so that every 10 shares (or part thereof) currently authorized and issued is combined into one (1) share (with the fractional shares rounding up to the next whole share). The Company’s common shares will begin trading on a post Share Combination basis on May 12, 2023. As a result of the Share Combination, the Company’s authorized shares will be changed from 200,000,000 common shares, par value $0.001 per share, to 20,000,000 common shares, par value $0.01 per share, and the Company’s issued and outstanding common shares will be reduced from 53,787,689 to approximately 5,378,769.

On May 9, 2023, the Company issued a press release announcing the Share Combination. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated May 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: May 9, 2023